650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

                April 26, 2012

VIA HAND DELIVERY Draft Registration Statement U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549	CONFIDENTIAL SUBMISSION Pursuant to Title I Section 106 under the Jumpstart Our Business Startups Act

Re:	Confidential Submission of Draft Registration Statement on Form S-1 for SolarCity Corporation

Ladies and Gentlemen:

On behalf of our client, SolarCity Corporation, a Delaware corporation (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) of the Company pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “Jobs Act”) for non-public review by the Staff of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement. Enclosed herewith is a CD-ROM containing a copy of the Registration Statement and the exhibits to the Registration Statement.

Pursuant to Title 1, Section 101 of the Jobs Act, the Company is an “emerging growth company” that had total annual gross revenues of less than $1,000,000,000 during its most recently completed fiscal year ended December 31, 2011. Therefore, the Company is permitted to make this confidential submission of the Registration Statement for review by the Staff, provided that the Registration Statement and all amendments thereto shall be publicly filed with the Commission not later than 21 days before the date on which the Company conducts a road show, as such term is defined in Title 17, Section 230, 433(h)(4) of the Code of Federal Regulations. In addition, for so long as the Company is an “emerging growth company,” the Company is exempt from disclosing certain executive compensation information in the Registration Statement pursuant to Title 1, Section 102 of the Jobs Act.

As referenced in the Registration Statement, the Company intends to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as allowed by Section 107(b)(1) of the Jobs Act for the adoption of new or revised accounting standards as applicable to emerging growth companies. By making this irrevocable election, the Company will not be required to comply with any new or revised financial accounting standard until such time that a company that does not qualify as an “issuer” (as defined under Section 2(a) of the Sarbanes-Oxley Act of 2002) is required to comply with such new or revised accounting standards.

We also note that the Company recently held pre-submission discussions with members of the Staff of the Commission’s Office of the Chief Accountant regarding the Company’s accounting policy of using the carryover basis when applying the hypothetical liquidation at book value for allocating the profit or loss from its variable interest entity partnerships that are consolidated by the Company. This accounting is reflected in the consolidated financial statements included in the Registration Statement. Our primary contact at the Office of the Chief Accountant was Stephanie Dambaugh.

AUSTIN BRUSSELS GEORGETOWN, DE HONG KONG NEW YORK PALO ALTO SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC

Draft Registration Statement

U.S. Securities and Exchange Commission

April 26, 2012

Please direct all notices and communications with respect to this confidential submission to each of the following:

Seth R. Weissman SolarCity Corporation 3055 Clearview Way San Mateo, California 94402 Telephone: (650) 963-5826 Facsimile: (650) 638-1029
and a copy to:	Steven V. Bernard Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 Telephone: (650) 320-4658 Facsimile: (650) 493-6811

Kindly acknowledge the Commission’s receipt of this confidential submission by date-stamping the enclosed confirmation copy of this letter and returning it to our messenger, who has been instructed to wait.

Please direct any questions with respect to this confidential submission to the undersigned at (650) 320-4658 or sbernard@wsgr.com, or to Seth R. Weissman, the Company’s Vice President, General Counsel and Secretary, at (650) 963-5826 or sweissman@solarcity.com.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Steven V. Bernard
Steven V. Bernard

Enclosure

cc:	Lyndon Rive, SolarCity Corporation

Robert D. Kelly, SolarCity Corporation

Seth R. Weissman, SolarCity Corporation

Thomas J. Ivey, Skadden, Arps, Slate, Meagher & Flom LLP